March 25, 2009

To the Board of Directors of
CFS Bancorp, Inc.
C/O Mr. Thomas F. Prisby
Chairman of the Board and
Chief Executive Officer
707 Ridge Road
Munster, Indiana  46321

Re:           Notice of Shareholder Derivative Demand

Dear Tom:

I am the holder of 1,000 shares of common stock of CFS Bancorp, Inc. (the “Company”, which term shall refer to CFS Bancorp, Inc. and its wholly-owned bank subsidiary where appropriate).  Additionally, PL Capital, LLC and its affiliates, of which I am a principal, are the beneficial holder of over 8% of the total shares outstanding, as reflected in a Schedule 13D filed with the Securities and Exchange Commission on January 27, 2009.  The Audit Committee of the Board of Directors is tasked with the oversight and monitoring of the Company’s financial reporting and disclosure, and with the Company’s compliance with applicable legal and regulatory requirements.  Given the nature of our concerns detailed below we do not believe that this committee is independent with regard to our claims.  Consequently, I hereby demand that the independent and disinterested members of the board, after an appropriate investigation, cause the Company to bring an action for breach of fiduciary duty and corporate waste against the appropriate persons to recover the losses that the Company has incurred as a result of the following, as explained more fully below:

•
The likely understatement by management of the Company’s loan loss allowances and provisions for loan losses, and overstatement of net income, in 2005, 2006 and 2007 (leading to a potential overstatement of the Company’s loan loss allowance and provision for loan losses, and an understatement of net income, in 2008).

•	The likely breach by the directors of the Company of their fiduciary duty to shareholders in approving the related person transactions discussed below.

A failure to file an action against the appropriate persons on or before June 23, 2009 will be deemed a refusal to comply with the request contained herein.

It is apparent that the Company understated its loan loss allowances and provisions for loan losses in fiscal years 2005, 2006 and 2007, allowing the Company to overstate its reported net income during these periods.  This is evidenced by the fact that in each of these periods the loan loss provisions did not even match net charge-offs as well as other traditional measures of loan loss adequacy (e.g. loan loss allowance to NPLs).  Additionally, the loan loss allowance declined even as the economy deteriorated and nonperforming loans increased.  It is apparent that the understated loan loss provisions in 2005, 2006, and 2007 forced the Company to record a “catch-up” adjustment in 2008, thereby understating net income for that period.  If the loan loss allowances and provisions for loan losses were understated for three years then overstated for one year, then the Company may have made false or misleading statements to the market and filed false and misleading financial statements with the Office of Thrift Supervision (OTS) and the Securities & Exchange Commission (SEC), even as the Company has consistently characterized its allowance for loan losses as “adequate” and “sufficient” to absorb credit losses inherent in the Company’s loan portfolio.  In addition, the Company’s senior management may have falsely attested to the accuracy of the Company’s financial statements by signing the publicly filed Sarbanes-Oxley attestation.

This demonstrates that the Company’s internal and credit controls are weak.  This is particularly troubling in light of the Company’s recently announced intention to enter into agreement(s) with the OTS.  The Company is obligated to establish adequate allowances for loan and lease losses under generally accepted accounting principles and 12 CFR Section 560.160(b).  Violation of this regulation, and continued weakness in management and credit controls, could lead to the OTS taking further and more severe actions against the Company.  Misstatement of publicly filed financial statements could lead to regulatory actions, shareholder class action suits and other serious issues.

During each of the reporting periods (fiscal years 2005, 2006 and 2007) salaries and bonuses were likely paid to executive officers and others based wholly or in part upon the (apparently overstated) net income of the Company.  In our view, if appropriate additional loan loss provisions had been taken on a timely basis, certain salary and bonus payments may not have been made or at a minimum would have been significantly reduced.  In addition, the Company spent significant capital on stock buybacks (at prices significantly above current prices and in excess of book value per share) during fiscal 2005-2007.  If the Company had properly monitored its asset quality and recorded loan loss provisions on a more timely basis, the stock price of the Company would have likely declined sooner, the cost of stock buybacks would have likely been less (saving shareholder value and increasing book value per share) and/or the stock buybacks would have been curtailed or stopped (either way, preserving capital until now when it is needed).

Further evidence of weak management controls and board oversight is found in the Company’s numerous related person transactions, which appear excessive and not in the best interests of the Company and its shareholders.  Related person transactions are packed with conflicts of interest and, if improperly approved, run afoul of the fiduciary duty of the Company’s directors to act in the best interests of the Company and its shareholders.  The Office of Thrift Supervision Department of the Treasury Directors’ Responsibilities Guide issued in April 2008 states that directors have a responsibility to “Conduct affairs ethically and avoid the appearance of conflicts of interest.”  The Company’s employment of the son and daughter of its Chairman and Chief Executive Officer and their related significant salaries, and the Company’s engagement for significant fees of Caprio-Prisby Architectural Design, Inc, an architectural firm in which a son of the Company’s Chairman and Chief Executive Officer is a principal, clearly appear to be a conflict of interest in appearance and substance.  Between 2005 and 2008, just three years, the level of compensation paid to Michael Prisby, the son of the Chairman, increased by 85%, from $91,000 to $168,000.

These related person transactions demonstrate that the Company is being managed in part for the benefit of the Prisby family.  We believe the directors of the Company have violated their fiduciary duties in approving these transactions.

Moreover, these related person transactions further establish weak board oversight, and demonstrate that the Company has engaged in unsafe and unsound practices.  In addition to investigating past related person transactions we demand that actions be taken to terminate all related person transactions (including the continued employment of any and all individuals related to Chairman and CEO Thomas Prisby and/or the resignation of Thomas Prisby).  We also demand that the Company bring an action against the appropriate persons to recover the funds improperly paid to related parties or incurred as a result of related party transactions improperly approved.

In closing, I reiterate my demand to take immediate action to investigate thoroughly, and bring an action against the appropriate persons, for breach of fiduciary duty and corporate waste arising from the Company’s wrongful (a) understatement of its loan loss allowances and provisions for loan losses, and wrongful overstatement of net income, in 2005, 2006 and 2007, (b) resulting overstatement of the provision for loan losses and understated net income in 2008, and (c) approval of, and entry into, the related person transactions referenced above (as well as any other related party transactions not cited above).  We also demand that the Company bring an action against the appropriate persons to recover the funds improperly paid to related parties or incurred as a result of related party transactions.  Additionally, we demand that the Company bring an action against the appropriate persons to recover all excess compensation and benefits paid as result of the likely overstatement of net income in those years.  We also demand that all related party transactions and employment be terminated to avoid future conflicts of interest and costs.

If you have any questions with respect to any of the foregoing, please contact the undersigned. Thank you for your time and attention to this serious matter.

Very truly yours,

/s/John Palmer
John Palmer
Principal

cc:  The Office of Thrift Supervision - Department of the Treasury
       Mr. Phillip Goldberg, Foley & Lardner